National Semiconductor Corporation	+1 408 721 5000 Tel
2900 Semiconductor Drive	www.national.com
Santa Clara, CA 95052-8090 USA

October 20, 2010

Mr. Jeff Jaramillo
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:           National Semiconductor Corporation
Form 10-K for the fiscal year ended May 30, 2010
Filed July 20, 2010
File No. 001-05672

Dear Mr. Jaramillo:

This letter responds to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 15, 2010 regarding the Form 10-K for the fiscal year ended May 30, 2010 of National Semiconductor Corporation (the “Company”).  The Staff’s comments are included for reference below, along with the Company’s response to each of the Staff’s comments.

1.
Comment:  Please expand your response to our prior comment 1 to address all of the omitted disclosure in the Form 10-K for the fiscal year ended May 30, 2010, beyond the incomplete disclosure in the summary compensation table.  For example, please tell us what information you should have provided to address the disclosure requirements regarding the compensation discussion and analysis, beneficial ownership and other requirements of Items 402 and 403 of Regulation S-K applicable to the named executive officer you omitted.  Also, provide us with your analysis of the materiality of all of these disclosure omissions.

Response:  In response to the Staff’s comment, the following additions to our 2010 proxy statement would address the disclosure requirements regarding compensation discussion and analysis, beneficial ownership and other requirements of Items 402 and 403 of Regulation S-K applicable to Suneil Parulekar.  We do not believe that these disclosure omissions are material for the reasons set forth below, and also because Mr. Parulekar’s total compensation for fiscal 2010 as well as the salary, equity and other compensation that comprise his total compensation were substantially similar to that of Mr. Kunz, who was included as a named executive officer in our 2010 proxy statement.  In addition, we have disclosed compensation information for Mr. Parulekar in multiple past years, specifically in our 2005 through 2008 proxy statements.

Page 12 (“Security Ownership of Management”)

Add the following information to the table, following the disclosure for Detlev Kunz:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Suneil Parulekar	127,860 (12)	*

Add the following footnote:

(12)
Includes 1,101 shares held by a trust of which Mr. Parulekar is a beneficiary, 42,176 shares held directly and 84,583 shares which Mr. Parulekar has the right to acquire within 60 days through the exercise of stock options.

We do not believe that this disclosure is material because the number of shares owned by Mr. Parulekar is not significant compared to the number of shares owned by other named executive officers, and the number of shares owned by Mr. Parulekar was included in the total number of shares disclosed as beneficially owned by our executive officers and directors as a group.

Page 23 (“EXECUTIVE COMPENSATION – Compensation Discussion & Analysis – Market comparison”)

Add the following information to the table, following the disclosure for Mr. Kunz:

Executive	Market 50th Percentile	Market 75th Percentile	Fiscal 2010 Target Total Compensation	Fiscal 2010 Actual Compensation(1)
Mr. Parulekar	$1,304,000	$1,912,000	$2,945,542	$3,306,443

We do not believe that this disclosure is material because the target total compensation for Mr. Parulekar was the same as that disclosed for Mr. Kunz, and Mr. Parulekar’s fiscal 2010 actual compensation was substantially similar to (but slightly lower than) that of Mr. Kunz.

Page 28 (“EXECUTIVE COMPENSATION – Compensation Discussion & Analysis – At Risk Compensation for Fiscal 2010”)

Add the following information to the chart, following the disclosure for Mr. Kunz:

Executive	Target EOIP Award	Pool Funding	Actual EOIP Award for Fiscal 2010
Mr. Parulekar	$455,000	175%	$770,000

We do not believe that this disclosure is material because the 175% pool funding level applied to all named executive officers, and Mr. Parulekar’s target and actual EOIP awards were substantially similar to those of Mr. Kunz.

Page 30 (“EXECUTIVE COMPENSATION – Compensation Discussion & Analysis – Special Retention Incentive Program”)

Add the following information to the chart, following the disclosure for Mr. Kunz:

	Less than $10	$10,01 -- $12.50	$12.51 -- $15.00	$15.01 to $17.50	Greater than $17.50
Mr. Parulekar	$500,000	$750,000	$1,000,000	$1,250,000	$1,500,000

We do not believe that this disclosure is material because the Company disclosed Mr. Parulekar’s estimated retention payment in the Current Report on Form 8-K filed by the Company on November 25, 2008 to disclose the approval of the special retention incentive program.

Page 31 (“EXECUTIVE COMPENSATION – Compensation Discussion & Analysis – Stock ownership guidelines”)

Add the following information to the table, following the disclosure for Mr. Kunz:

Executive	Target # of Shares	Actual Shares Owned July 30, 2010
Mr. Parulekar	20,000	43,277

We do not believe that this disclosure is material because Mr. Parulekar’s target ownership is consistent with that of Mr. Chew, Mr. DuChene and Mr. Kunz, and as noted above, Mr. Parulekar’s actual stock ownership is not significant compared to the number of shares owned by other named executive officers.

Page 33-34 (“Summary Compensation Table”)

Add the following information to the table, following the disclosure for Mr. Kunz:

Name and Principal Position	Year	Salary ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(4) ($)	All Other Compensation(5) ($)	Total ($)
Suneil Parulekar	2010	$341,878	$1,933,500	$241,542	$770,000	--	$19,523	$3,306,443
Senior Vice President,	2009	$327,470	$761,961(7)	$311,435	$0	--	$8,254	$1,409,120
Worldwide Marketing and Sales	2008	$345,971	$576,600	$450,550	$200,000	--	$12,749	$1,585,870

Add the following information to footnote (5)(a), following the disclosure for Mr. Kunz:

	2010	2009	2008
Mr. Parulekar	19,236	7,967	12,455

Add the following information to footnote (5)(b), following the disclosure for Mr. Kunz:

	2010	2009	2008
Mr. Parulekar	287	287	294

We do not believe that this disclosure is material because Mr. Parulekar’s total compensation for fiscal 2010, the salary, equity and other compensation that comprised his total compensation, and footnoted information regarding contributions and allocations to defined contribution retirement plans and the value of life insurance premiums were substantially similar to that of Mr. Kunz.

Page 35 (“Grants of Plan-Based Awards”)

Add the following information to the table, following the disclosure for Mr. Kunz:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Options(2) (#)	Awards(3) ($/sh)	Awards(4) ($)
Suneil Parulekar	7/15/09(1)	227,000	455,000	910,000
	7/15/09(5)				75,000	75,000	75,000			966,750
	7/15/09(6)				37,500	75,000	112,500			966,750
	7/15/09(2)							60,000	12.89	241,542
	11/16/09(9)

We do not believe that this disclosure is material because Mr. Parulekar is a Section 16 reporting officer, and as such information concerning Mr. Parulekar’s equity awards is publicly available in his Forms 4 and other Section 16 filings.

Page 37 (“Outstanding Equity Awards at Fiscal Year-End”)

Add the following information to the table, following the disclosure for Mr. Kunz:

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(4)
Suneil Parulekar	75,000	0	18.10	7/13/10(6)	182,000	2,557,100
	38,333	1,667	23.01	7/18/12(6)
	22,916	27,084	20.63	7/15/14(6)
	0	60,000	12.89	7/15/15(6)

As noted above, we do not believe that this disclosure is material because information concerning Mr. Parulekar’s equity awards is publicly available in his Forms 4 and other Section 16 filings.

Page 38 (“Option Exercises and Stock Vested”)

Add the following information to the table, following the disclosure for Mr. Kunz:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting (#)(3)
Suneil Parulekar	160,000	60,496	15,000	$210,750

As noted above, we do not believe that this disclosure is material because information concerning Mr. Parulekar’s equity awards is publicly available in his Forms 4 and other Section 16 filings.

Page 40 (“Non-Qualified Deferred Compensation”)

Add the following information to the table, following the disclosure for Mr. Kunz:

Name	Executive Contributions In Last FY ($)(2)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Balance at Last FYE ($)
Suneil Parulekar	135,831(4)	0	$5,543	0	1,650,816

Add the following information to footnote (2):

	Salary	Non-Equity Incentive Plan Compensation
Mr. Parulekar	$135,831	$308,000(4)

Add the following footnote:

(4)	Amounts deferred in fiscal 2011 with respect to fiscal 2010 incentive compensation paid in fiscal 2011.

We do not believe that information regarding Mr. Parulekar’s 2010 contributions to our non-qualified deferred compensation program or deferred compensation program balance at fiscal year-end are material to an investor’s understanding of our compensation policies and programs for our named executive officers.

Page 42 (“Employment Contracts and Potential Payments Upon Termination of Employment or Change-of-Control – Usual Benefits Upon Termination for Any Reason – Deferred Compensation Plan (DCP) Accounts”)

Add $1,650,816 for Mr. Parulekar in the seventh line of the first paragraph.

As noted above, we do not believe that information regarding Mr. Parulekar’s deferred compensation program balance at fiscal year-end is material to an investor’s understanding of our compensation policies and programs for our named executive officers.

Page 42 (“Employment Contracts and Potential Payments Upon Termination of Employment or Change-of-Control – Benefits Upon Termination by Reason of Retirement – Stock Options”)

Add Mr. Parulekar’s name following Mr. Kunz in the fifth line of the third paragraph, and add $69,600 for Mr. Parulekar in the 13th line of the third paragraph.

We do not believe that this disclosure is material because the provisions of our 2009 Incentive Award Plan applicable to retirement treatment apply to all employees who have been granted stock options under the plan, and the Company has disclosed Mr. Parulekar’s age and service years in previous filings.  In addition, the net amount that Mr. Parulekar would receive after the five-year period is the same as that of Mr. Kunz.

Page 43 (“Employment Contracts and Potential Payments Upon Termination of Employment or Change-of-Control – Benefits Upon Termination by Reason of Retirement – Performance Share Units”)

Add $1,053,700 for Mr. Parulekar in the penultimate line of the first paragraph.

We do not believe that this disclosure is material because the value of the shares that would be awarded to Mr. Parulekar is the same as that disclosed for Mr. Kunz.

Page 44 (“Employment Contracts and Potential Payments Upon Termination of Employment or Change-of-Control – Benefits Upon Termination by Disability or Death”)

Add $17,500 for Mr. Parulekar in the sixth line.

We do not believe that this disclosure is material because the monthly disability benefit potentially payable to Mr. Parulekar is substantially similar to that of Mr. Kunz.

Page 45-46 (“Employment Contracts and Potential Payments Upon Termination of Employment or Change-of-Control – Change-of-Control”)

Add $137,355 for Mr. Parulekar in the seventh line of the fourth paragraph.

Add the following information to the “Estimated Amounts Due Under Change-of-Control Agreements” table, following the disclosure for Mr. Kunz:

	Payments Officer Entitled to Regardless of Change-of-Control Agreement				Additional Payments due under Change-of-Control Agreement
	Salary not yet paid	DCP Account Balance(1)	Accrued Vacation	“Highest Annual Bonus”	Severance Payment 2.99 × (salary plus highest annual bonus)	Estimated IRS Gross-Up Amount(2)	Total
Suneil Parulekar	$6,731	1,650,816	7,687	770,000	3,348,800	0	5,784,034

Add the following information to the table, following the disclosure for Mr. Kunz:

Name	In-the-money Amount of Options Accelerated Upon Change-of-Control(1)	Value of Shares Received for Performance Share Units Vested Upon Change-of-Control(2)
Suneil Parulekar	$69,600	$2,107,500

We do not believe that the above disclosure regarding estimated 401(k) plan matching, health and welfare benefits, estimated payments or acceleration of vesting under Mr. Parulekar’s change-of-control agreement is material, because the Company has previously disclosed that Mr. Parulekar was a party to a change-of-control agreement.  In the Company’s 2008 and 2007 proxy statements, the Company disclosed the estimated benefits, payments and acceleration of vesting for Mr. Parulekar under this agreement.

We reiterate that we propose to treat Mr. Parulekar as a named executive officer for purposes of Items 5.02 Forms 8-K and other future filings with the Commission prior to the Company’s next filing that requires disclosure pursuant to Item 402(c) of Regulation S-K, at which time we will redetermine the identity of our named executive officers in accordance with Item 402(a) (3) of Regulation S-K and C&DI 117.06.

2.
Comment:  We note your response to our prior comment 2.  However, we note that in your letter dated October 1, 2010, you stated that in establishing the base salary for each named executive officer, the Compensation Committee takes into account each individual’s experience, retention considerations, company need, historical or expected future performance and other factors.  We note, however, that you have not included a discussion of these factors in your response to our prior comment 2.  Please advise.

Response:  The factors listed in our letter dated October 1, 2010 are generally considered by the Compensation Committee secondarily to the review of salaries for comparable positions for the disclosed peer group (which as we have stated is used to establish base salary at levels between the 50th and 75th percentile of those for the peer group) and assume greater importance where salary in excess of the 75th percentile may be warranted.  For fiscal 2011, the Compensation Committee determined that the salary of each named executive officer, other than Mr. Kunz, was adequate and no increase was warranted. Consequently, the additional factors did not result in modification to the base salary of any of the named executive officers.  In response to the Staff’s comment, we will add a sentence (highlighted in underlined text below) to our proposed disclosure with respect to base salary analysis for fiscal 2011:

Base Salary Analysis for Fiscal 2011

The process by which the Compensation Committee established the base salary of each named executive officer for fiscal 2011 is substantially the same for each named executive officer.  At the beginning of the fiscal year, the Compensation Committee engaged its compensation consultant to review the total target compensation (and each component thereof: base salary, annual incentive cash compensation, long- and short-term equity incentives and health and welfare benefits) of each named executive officer.  For each executive position, the compensation consultant analyzed data for the disclosed peer group from publicly available data and also utilized third party survey data covering general technology companies, the semiconductor industry and Northern California technology companies.  For technical or specialized executive positions, such as those of the Chief Executive Officer (Mr. Macleod) and each of Messrs. Kunz and Parulekar, the Compensation Committee assigned more weight to data from the peer group and the semiconductor industry as most representative of comparable and competitive compensation for each of these individuals and their respective positions with the Company.  For general administrative positions such as the Chief Financial Officer (Mr. Chew) and General Counsel (Mr. DuChene), the Committee gave equal weight to all peer groups and survey data because of comparability and competitive considerations associated with the transferability of skill set across multiple industries and companies.  In establishing the base salary for each named executive officer, the Compensation Committee may also take into account for each named executive officer the individual’s experience, retention considerations, Company need, historical or expected future performance and other factors that will differ from executive to executive and which may warrant for an executive setting of base salary in excess of the 50th to 75th percentile of the peer group. These factors were considered, but did not impact, the Compensation Committee’s specific base salary determinations for fiscal 2011.

The compensation consultant provided the Compensation Committee with a comparison for each named executive officer of such officer’s current base salary and a range of competitive base salaries at each of the 25th, 50th and 75th percentile.  For Mr. Macleod, his current base salary of $800,000 was determined to be less than the 50th percentile and the Committee determined that no increase to base salary was warranted.  For each of Messrs. Chew, DuChene and Parulekar each officer’s base salary was determined to be at or slightly above the 50th percentile but below the 75th percentile for comparable companies.  As a result, the Committee determined that no increases in base salary were warranted for these three named executive officers, consistent with the Compensation Committee’s compensation philosophy to establish base salaries between the 50th and 75th percentile for comparable companies.  For Mr. Kunz, the Committee determined that his base salary was significantly below the 50th percentile and as a result the Committee increased Mr. Kunz’s base salary for fiscal 2011 by $50,000.

* * * * * *

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As requested in the Staff’s letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

You may contact Lewis Chew, Senior Vice President, Finance and Chief Financial Officer, at (408) 721-2436, or me at (408) 721-8633 if you have any questions regarding this letter.
.

Very truly yours,

NATIONAL SEMICONDUCTOR CORPORATION /S/ Todd M. DuChene

Todd M. DuChene Senior Vice President, General Counsel and Secretary

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